77D - POLICIES WITH RESPECT TO SECURITY INVESTMENT
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Next, Ms. Selley reviewed some changes in investment  policies.  She stated that market cap of $10 billion or less was added to Series J, Series V, Ultra Fund and Mid Cap Value Fund. Series B raised its market cap from $1 billion or greater to $5 billion or greater. Global Fund added a statement saying it may actively trade its holdings without regard to the length of time a security had been held. Series N added a statement that the weighted average maturity of the fixed income portion of its portfolio (not including cash) would be from 7 to 12 years. Upon motion duly made by Dr. Morris, seconded by Mr. Chubb and unanimously carried, the foregoing changes in investment policy and their disclosure in the funds' prospectuses were approved.